April 24, 2009

Ms. Cecilia Blye

Chief Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	AAR CORP.
Form 10-K for the Fiscal Year Ended May 31, 2008
Filed July 11, 2008
Response Letter submitted March 31, 2009
File No. 1-06263

Dear Ms. Blye:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 23, 2009 (the “Third Comment Letter”) with respect to the response letter submitted to the Commission on March 31, 2009 by the Company (the “Response Letter”).  The Company’s Response Letter addressed comments made by the Staff in its second comment letter dated February 24, 2009 and its first comment letter dated February 12, 2009 with respect to the Company’s annual report on Form 10-K for the year ended May 31, 2008 (File No. 1-06263) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Third Comment Letter and each of the Company’s corresponding responses.

1.     General

We note the statement in the comment 1(d) response of your March 31, 2009 letter that none of the services and components that your Amsterdam component repair facility performed for Mid Airlines were used to service Sudanese planes.  However, Mid Airlines is a Sudanese airline.  Please clarify.

Response:

Our Amsterdam component repair facility performed approximately $37,000 of routine overhaul services on commercial airline components for Mid Airlines during our fiscal year ended May 31, 2007.  Given that Mid Airlines is a Sudanese airline, we hereby revise our response to Comment 1(d) by deleting clause (i) to make clear, as  described in our response to Comment 3 and in our response to Comment 1 of the first comment letter, that we serviced airline components for Mid Airlines, a Sudanese airline, in a series of minor transactions in 2007.  In all other respects, we hereby confirm our response in Comment 1(d).

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In connection with responding to your comments, the Company acknowledges that:

•      The Company is responsible for the adequacy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2050 or Rick Poulton, the Company’s Chief Financial Officer, at (630) 227-2075.

Very truly yours,

Robert J. Regan
Vice President and General Counsel